UNIFIED SERIES TRUST

                          431 North Pennsylvania Street
                           Indianapolis, Indiana 46204

October 31, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC  20549

         Re:  Unified Series Trust - Post-Effective Amendments No. 8 and 9 to
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              the Registration Statement on Form N-1A (SEC File Nos.
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              811-21237 and 333-100654)
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Ladies and Gentlemen:

     Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, Unified Series Trust (the "Trust") hereby requests the withdrawal of Post-Effective Amendments No. 8 and 9 (and all exhibit thereto) to its registration statement on Form N-1A filed with the Securities Exchange Commission on October 20, 2003 and October 24, 2003, respectively, (SEC File Nos. 811-21237 and 333-100654) (collectively, the "Amendments"). We mistakenly understood that the Amendments were required to be filed. However, the Trust's SEC staff examiner, Ms. Linda Stirling, has informed us that the Amendments were improperly filed and should in fact be withdrawn. The Amendments have not yet been declared effective and no securities have been sold pursuant to such Amendments.

         The Trust further requests that:

     1. the Commission finds that the withdrawal of the Amendments hereby requested is consistent with the public interest and the protection of investors; and

     2. an order with the date of granting these withdrawals be included in the files of the Commission for the Amendments stating "Withdrawn upon request of the registrant, the Commission consenting thereto."

     If you have any questions regarding this application for withdrawal, please call Dee Anne Sjogren, counsel for the Trust, at (314) 552-6295.

                                  Very truly yours,

                                  UNIFIED SERIES TRUST


                                   By:      /s/ Carol Highsmith
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                                       Carol Highsmith, Assistant Secretary